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Ex12
                               Idaho Power Company
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges



                                            Twelve Months Ended December 31,
                                                 (Thousands of Dollars)
                                        1997         1998        1999       2000           2001
Earnings, as defined:
  Income from continuing operations
  before  income taxes               $ 135,908    $ 133,021   $ 119,872   $ 128,139   $     48,250
  Adjust for distributed income of
  equity investees                      (3,943)      (4,697)       (837)     (3,116)        (1,620)
  Equity in loss of equity method
  investments                                0          476           0           0              0
  Minority interest in losses of
  majority owned subsidiaries                0         (125)          0           0              0
  Fixed charges, as below               61,743       61,394      62,969      58,833         64,964

     Total earnings, as defined      $  193,708    $ 190,069   $ 182,004   $ 183,856   $   111,594

Fixed charges, as defined:
  Interest charges                   $   60,761    $  60,593   $  62,014   $  57,797   $    64,002
  Rental interest factor                    982          801         955       1,036           962

     Total fixed charges, as
     defined                         $   61,743    $  61,394   $  62,969   $  58,833   $    64,964

Ratio of earnings to fixed charges        3.14x        3.10x       2.89x       3.13x         1.72x



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